EXHIBIT 21.1
LIST OF SUBSIDIARIES

Proportion of
	Country/State of	voting rights and
	incorporation or	ordinary share
Name	registration	capital held	Nature of business
Osmetech Technology Inc.	Delaware	100%	Holding company
Osmetech Inc.	Delaware	100%*	Same as ultimate parent company
Clinical Micro Sensors Inc.	Delaware	100%*	Same as ultimate parent company

*	Shares held by Osmetech Technology Inc